EXHIBIT 12.1

(214) 953-0053

www.hallettperrin.com

February 8, 2021

Capview Residential Income – Fund VI, LP

c/o CRI Fund VI GP, LLC

6119A Greenville Avenue, Suite 434

Dallas, Texas 75206

Gentlemen:

We have served as counsel to you in connection with your filing of an Offering Statement on Form 1-A (as amended or supplemented, the “Offering Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the qualification of the offering by Capview Residential Income – Fund VII, LP, a Delaware limited partnership (the “Issuer”) of up to $30,000,000 in units of limited partnership interests (the “Units”) in the Issuer.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company. This opinion set forth below is limited to the effect of the current state of the Delaware Revised Uniform Limited Partnership Act and the facts as they currently exist. We express no opinion with respect to any other laws.

Based on the foregoing, we are of the opinion that the Units have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of that certain Subscription Agreement, a form of which is included as Appendix A to the Offering Statement, the Units will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 12.1 to the Offering Statement and to the references to our firm under the caption “Legal Matters” in the Offering Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

Hallett & Perrin